SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DIRECTV 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

Financial Statements, Supplemental Schedule and Exhibit

Table of Contents
Page

Reports of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	4
Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	5
Notes to Financial Statements	6

Supplemental Schedule:

Schedule H, Line 4(i) – Schedules of Assets (Held at End of Year) as of December 31, 2015	13

Exhibit:

23.1 – Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP)	16
23.2 – Consent of Independent Registered Public Accounting Firm (Crowe Horwath LLP)	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator
of the DIRECTV 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the DIRECTV 401(k) Savings Plan as of December 31, 2015 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the DIRECTV 401(k) Savings Plan at December 31, 2015, and the changes in their net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets held (at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the DIRECTV 401(k) Savings Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Dallas, Texas
June 17, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants
of the DIRECTV 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the DIRECTV 401(k) Savings Plan (Plan) as of December 31, 2014.  This financial statement is the responsibility of the Plan's management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 in conformity with U.S. generally accepted accounting principles.

Oaks Brook, Illinois /s/ Crowe Horwath LLP
May 20, 2015

DIRECTV 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2015	2014
ASSETS
Interest in net assets of the Master Trust (Note 4)	$2,205,713	$2,254,951

Notes receivable from participants	45,583	42,289
Participant contributions receivable	-	16
Employer contributions receivable	2,506	1,822
Total Receivables	48,089	44,127

Net Assets Available for Benefits	$2,253,802	$2,299,078

See Notes to Financial Statements.

DIRECTV 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2014	$2,299,078

Additions to Net Assets:
Contributions:
Participant contributions	79,541
Employer contributions	41,782
121,323
Investment Income:
Net income from investment in Master Trust	30,620
Interest	1,832
32,452

Total Additions	153,775

Deductions from Net Assets:
Distributions	198,771
Administrative expenses	280

Total Deductions	199,051

Net decrease	(45,276)

Net Assets Available for Benefits, December 31, 2015	$2,253,802

See Notes to Financial Statements.

Notes to Financial Statements
(Dollars in Thousands)

NOTE 1. PLAN DESCRIPTION

The following descriptions provide only general information. Detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and plan expenses are provided in the plan texts and prospectuses. The DIRECTV 401(k) Savings Plan (the Plan), is a defined contribution plan of DIRECTV (the Company). In connection with the July 2015 merger with AT&T Inc. (AT&T), DIRECTV became a wholly-owned subsidiary of AT&T. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Individual accounts are maintained for each participant. Each participant's account is maintained to reflect: (i) credits for contributions into the Plan, (ii) credits for the Company's applicable matching contributions including true-up receivable, (iii) charges for loans taken and credits for repayments to those loans, (iv) charges for any withdrawals from the Plan, (v) an allocation of earnings or losses from applicable fund performance, and (vi) a periodic charge for the Plan's administrative expenses.

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company matching contributions is based on years of service. For Company matching contributions made on or after December 1, 2010, participants become fully vested after two years of service. For all Company matching contributions made before December 1, 2010, participants become fully vested after three years of service. Forfeited Company contributions, if any, are used to reduce future Company contributions to the Plan.

The Plan provides that if a participant separates from service with the Company as a result of retirement, the participant may elect to receive their vested interest in their account balance in either a lump sum or installments. If the participant separates as a result of death or disability, their vested interest in their account balance will be paid in a lump sum payment.

At December 31, 2015 and 2014, the Plan assets included forfeited Company contributions that totaled $529 and $359, respectively. These amounts will be used to reduce future employer contributions. During the year ended December 31, 2015, the forfeitures used to reduce employer contributions were $1,831.

Dividends on shares in the AT&T Stock Fund can either be reinvested in the AT&T Stock Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution before the end of the year. Interest earned on dividends held in the short-term interest bearing fund are used to purchase additional units of the AT&T Stock Fund in the participant's account. During 2015, Plan participants elected to receive $7 in dividend distributions. This amount is included in benefit payments on the Plan's Statement of Changes in Net Assets Available for Benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee's fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions set forth in ERISA. Upon such termination, the participants' rights to the Company's contributions vest immediately, and the account balances are to be fully paid to the participants.

The Plan allows participants to borrow from their vested account balances, subject to certain limitations. The loans, secured by the balance in the participant's account, bear interest at the rate of 1 percent over the Prime Rate as published in Reuters (which rate is fixed at the inception of the loan), and maturities generally may not exceed four years (except for residential loans where maturities extend to 15 years, effective July 1, 2010). The loans mature between 2016 and 2030 at interest rates ranging from 4.25% to 9.25%.

The trustee of the Plan is State Street Bank and Trust Company (State Street). Additional Plan information is provided to the participants by the Company in the form of a Summary Plan Description.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Investment management fees are incurred against each fund option held by the Master Trust, which effectively reduces the fund's investment performance. All administrative expenses of the Plan, including but not limited to record keeping, trustee and audit fees are paid by participants in the plan through a monthly fee assessment.

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America, or GAAP.

The Plan participates in the DIRECTV Savings Plan Group, Inc. Master Trust (the Master Trust). All of the Plan's investments are held in the Master Trust. See Note 4 for further discussion of the Master Trust. Purchases and sales of securities held by the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income from the Master Trust includes the Plan's interest in the Master Trust's gains and losses on investments bought and sold as well as held during the year less investment management and administrative expenses.

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on Net Assets Available for Benefits. Previously, notes receivable from participants had been reported as part of Net Assets of the Master Trust. Management has reclassified notes receivable from participants to nonmaster trust investment in accordance with Form 5500 filing.

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of net assets available for benefits and changes therein. Management bases its estimates on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates.

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Benefit payments to participants are recorded upon distribution.

Recent Accounting Standards

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" (ASU 2015-07). ASU 2015-07 removes the requirement to categorize investments for which fair value is measured using the net asset value per share practical expedient within the fair value hierarchy. These disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. Management has decided to adopt ASU 2015-07 for the reporting period ending December 31, 2015 with full retrospective application as required by the guidance.

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient" (ASU 2015-12). ASU 2015-12 eliminates the requirement to group and disclose investments within the fair value hierarchy on the basis of nature, characteristics, and risk. Investments will only be required to be disclosed by general type. Additionally, investment strategies for assets valued on the basis of Net Asset Value per share which are held in funds that file a Department of Labor Form 5500 as a Direct Filing Entity will no longer be required to be disclosed. ASU 2015-12 also eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Management has elected to adopt ASU 2015-12 for the reporting period ended December 31, 2015 with full retrospective application as required by the guidance.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets and liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted market prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2015 and 2014.

See Note 4 for fair value hierarchy for the Master Trust's and Plan's investments.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 4. INFORMATION CONCERNING THE MASTER TRUST AND FAIR VALUE MEASUREMENTS

The Master Trust was created pursuant to a trust agreement between the Company and State Street, as trustee of the funds, to permit the commingling of plan assets for investment and administrative purposes. The assets of the Master Trust and the Plan are held by State Street. As of and for the year ended December 31, 2015, and as of December 31, 2014, the DIRECTV 401(k) Savings Plan was the only Plan in the Master Trust.

The following tables summarize the net assets and net investment income of the Master Trust.

Net Assets of the Master Trust at December 31,

	2015	2014
Total investments, at fair value	$2,205,693	$2,256,526

Dividends and interest receivable	800	837
Receivable for securities sold	1,188	1,320
Payable for securities purchased	(534)	(2,244)
Payable for investment management and administrative expenses	(1,434)	(1,488)

Net assets of the Master Trust	$2,205,713	$2,254,951

Net Investment Income of the Master Trust and the Plan for the year ended
December 31, 2015:

2015
Net appreciation in fair value of investments	$6,916
Dividends and interest income	28,178
Investment management and administrative expenses	(4,474)

Net investment income	$30,620

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis as of December 31, 2015:

	Plan Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$316,531	$—	$—	$316,531
Common stocks	823,051	—	—	823,051
Brokerage account	13,157	—	—	13,157
Total asset in the fair value hierarchy	$1,152,739	$—	$—	$1,152,739

Investments measured at net asset value
Short-term investment fund[1]				10,534
Stable value funds[2]				303,309
Fixed income funds[3]				59,398
Balanced funds[4]				5,136
Large cap equity funds[5]				172,068
Small/mid cap equity funds[6]				74,107
International equity funds[7]				96,772
Target retirement fixed income funds[8]				26,179
Target retirement blended funds[8]				60,013
Target retirement equity funds[8]				245,438
				1,052,954
Total investments at fair value				$2,205,693

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis as of December 31, 2014:

	Plan Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds	$323,567	$—	$—	$323,567
Common stocks	902,057	—	—	902,057
Brokerage account	10,880	—	—	10,880
Total asset in the fair value hierarchy	$1,236,504	$—	$—	$1,236,504

Investments measured at net asset value
Short-term investment fund[1]				16,600
Stable value funds[2]				316,325
Fixed income funds[3]				47,952
Balanced funds[4]				7,331
Large cap equity funds[5]				153,093
Small/mid cap equity funds[6]				69,541
International equity funds[7]				86,471
Target retirement fixed income funds[8]				29,146
Target retirement blended funds[8]				67,032
Target retirement equity funds[8]				226,531
				1,020,022
Total investments at fair value				$2,256,526

1The short-term collective trust is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments.

2The stable value funds primarily invest in investment contracts offered by major banks, insurance companies, and other financial institutions. It seeks to provide stability of principal and interest, and to achieve higher returns over time than money market funds.

3The fixed income funds primarily invest in high quality bonds and other fixed income securities, including U.S. government obligations, corporate bonds, mortgages and asset-backed securities. It seeks to track the performance of the Barclays Capital Aggregate Bond Index.

4The balanced fund primarily invests in inflation sensitive equities, commodities, treasury inflation protected securities (TIPS) and emerging market inflation-linked bonds. It seeks to provide returns above inflation as calculated by the U.S. Consumer Price Index over a market cycle.

5The large cap equity funds invest primarily in U.S. company stocks, with the objective of providing long-term growth of capital or providing results that correspond to the total return performance of the S&P 500 Index.

6The small/mid cap funds invest primarily in U.S. smaller capitalization equity securities and some mid-capitalization equity securities, and certain of these funds are designed to approximate the performance of the Russell 2500 Index, or generally to seek long-term capital appreciation through the fund's investment strategy.

7The international equity funds invest primarily in established foreign companies or companies of emerging markets outside the U.S. and the funds are designed to approximate the performance of the MSCI Emerging Markets Index or the MSCI All Country World ex-U.S. Index.

8The Target Retirement Funds seek their objectives by investing in a set of underlying SSgA collective trust funds representing various assets classes, such as stocks, real estate investment trusts, commodities interests and fixed-income securities. Each Fund's asset allocation becomes more conservative as it approaches its target retirement date.

The fair values of participation units held in collective trusts are based on the net asset values reported by the fund managers as of the Plan's financial statement dates and recent transaction prices. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 5. RISKS AND UNCERTAINTIES

The Plan invests in the Master Trust which utilizes various investments. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity, and overall market volatility. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that significant changes in the values of investment securities could occur in the near term and that such changes could have a material effect on the Plan's financial statements and participants' account balances.

NOTE 6. PARTIES-IN-INTEREST TRANSACTIONS

Plan assets are invested in AT&T common stock (DIRECTV common stock prior to July 2015) through the Master Trust. As of December 31, 2015 and 2014, the Plan, through the Master Trust, held $346,227 and $361,021 in AT&T and DIRECTV common stock, respectively. Because the Company is the plan sponsor, transactions involving the Company's stock qualify as party-in-interest transactions.  In addition, certain investments held by the Plan and Master Trust are managed by State Street and Voya Financial as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions.  All of these transactions are exempt from the prohibited transactions rules.

NOTE 7. TAX STATUS

The Plan obtained its latest determination letter on August 7, 2014 in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since the effective date of the determination letter, however, the Company and Plan management believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and is, therefore, not subject to federal income taxes under present income tax laws. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor or Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is not subject to income tax examinations for years prior to 2012.

NOTE 8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014, to the Form 5500:
	2015	2014
Net Assets Available for Benefits per the financial statements	$2,253,802	$2,299,078
Distributions payable to participants	(134)	(121)
Net Assets Available for Benefits per the Form 5500	$2,253,668	$2,298,957

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2015, per the financial statements to the net income reported in the Form 5500:

Decrease in net assets available for benefits per the financial statements	$(45,276)
Distributions payable to participants – current period	(134)
Distributions payable to participants - prior period	121
Net income per the Form 5500	$(45,289)

DIRECTV 401(K) SAVINGS PLAN

EIN 81-2893768, PLAN NO. 003
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
(Dollars in Thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value

*	Various Participants	Participant Loans (maturing between 2016 and 2030 at interest rates from 4.25% to 9.25%)	$45,583

* Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DIRECTV 401(k) Savings Plan

By AT&T Services, Inc., Plan Administrator for the Foregoing Plans

By	/s/ Debra L. Dial
Debra L. Dial
Senior Vice President and Controller

Date: June 17, 2016

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

•	Consent of Independent Registered Public Accounting Firm